California Operations	Canadian Office
3116 Diablo Avenue	450 – 789 West Pender Street
Hayward, CA 94545	Vancouver, BC V6C 1H2
Phone: 510-293-1212	Phone: 604-687-3775
Fax: 510-293-9997	Fax: 604-689-7654
Email: info@valdor.com	Email: brian@valdor.com

NEWS RELEASE
$1,420,000 NON - BROKERED PRIVATE PLACEMENT CLOSED

Hayward, California – July 15, 2014: The Board of Directors of Valdor Technology International Inc. (“Valdor”) (TSX-V: VTI) (OTC: VTIFF) is pleased to report that a non-brokered Private Placement for 14,200,000 Units at a price of $0.10 per unit with total proceeds realized of $1,420,000 has been completed. Each Unit consists of one common share of Valdor and one non-transferable three year share purchase warrant. Each warrant allows the holder thereof to purchase one further common share of Valdor at a price of $0.20 if exercised on or before June 23, 2017. A finder’s fee of 225,000 Units has been issued relative to this financing, in accordance with the policies of the TSX Venture Exchange. The 14,425,000 common shares issued are subject to a four month hold period expiring October 23, 2014. The warrants issued with the units will be subject to an acceleration provision. After four months have elapsed from closing, if Valdor’s shares trade above $0.60 for 20 consecutive trading days Valdor has the option to provide notice to the warrant holders that their warrants will expire if they are not exercised within 30 days. The proceeds from this private placement will be used for marketing of Niagara’s Streaming Media Products and Valdor’s line of fiber optic components, paying current liabilities and for general working capital. There are 33 placees, including Insiders:

  Ironstone Investments Inc. (Elston Johnston) 1,000,000
  Elston Johnston 750,000
  Alder Investments (1993) Ltd. (Brian Findlay) 750,000
  Ron Boyce 400,000

About Valdor Technology International Inc. (www.valdortech.com): Valdor is a technology company with two divisions: 1) A fibre optic components company specializing in the design, manufacture and sale of fiber optic splitters, connectors, laser pigtails and other optical and optoelectronic components, including some that use the Valdor proprietary and patented Impact MountTM technology. The company specializes in harsh environment products and in particular splitters and connectors and; 2) A streaming video company, Niagara Streaming Media, that markets the Niagara and GoStream product lines. Streaming video is the future of television. Niagara Streaming Media owns four patents.

The Valdor business plan incorporates growth by acquisition. For further information on Valdor’s product lines please visit www.valdor.com.

ON BEHALF OF THE BOARD OF DIRECTORS
OF VALDOR TECHNOLOGY INTERNATIONAL INC.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.